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                                  EXHIBIT 99.1


           ILOG REPORTS RESULTS FOR FIRST QUARTER OF FISCAL YEAR 2000

PARIS, FRANCE - October 21, 1999 - ILOG S.A. (NASDAQ: ILOG and EURO.NM: ILOG), the world's leading provider of software components, today reported revenues of $14.3 million for its first quarter of fiscal year 2000, ended September 30, 1999, and a loss from operations of $1.2 million. This compares to revenues of $13.3 million and a loss from operations of $0.6 million in the previous year's first quarter. Loss per share during the first quarter of the fiscal year was $0.08 on 14.2 million shares, compared to $0.07 per share on 13.9 million shares in the previous year's first quarter.

According to ILOG CEO Pierre Haren, "The summer quarter is traditionally our most challenging, yet our performance this quarter is in line with expectations. Our 8% revenue growth reflects the continuation of Y2K spending deferrals and our July reorganization. I'm reiterating my earlier statements of cautious optimism for calendar 2000. That is when we expect the industry to move beyond Y2K issues and for royalty flow from our newest ISVs to begin. We also expect to receive the full benefit from the focus created by our July reorganization, as well as from new products and partnerships."

The company has seen increasing traction this quarter for ILOG components used in e-business applications. Customers in this area include existing end users as well as four new ISV customers who are using ILOG JRules for developing e-business solutions aimed at various markets. ILOG's optimization products are also being applied to e-business, while new products are on the way, such as ILOG Configurator, a flexible, intelligent configuration component announced today.

BUSINESS DEVELOPMENTS DURING THE QUARTER

During the quarter, ILOG's value chain division received business and royalties from key ISV partners -- most significantly from SAP, but also from others such as Aspen Technology, i2 Technologies and Synquest. SAP continued its commitment to ILOG technology within its APO line in the quarter and turned to ILOG Dispatcher for a new transportation module. In the optimization space, one of the company's end user customers, Peugeot-Citroen, also expanded its commitment to ILOG in a three-year, $1 million agreement that makes ILOG its standard optimization solution company-wide.

In the telecommunications division, ILOG continued its efforts with key partners, as seen in a recent joint effort with HP to demonstrate the best-in-class capabilities of ILOG CPLEX running on HP's new N-Class servers. ILOG also signed new contracts worldwide with major customers such as Alcatel, France Telecom and Nortel.

"E-business and the web are revolutionizing the software industry, creating big demand for web-based services," explained Haren. "We are seeing ample evidence of this trend among ILOG


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customers and partners, where many middlemen functions are being automated. This is creating a strong need for highly intuitive graphics in Java as well as for smarter back-office servers. We believe that with ILOG JViews, ILOG JRules and our growing optimization product line, we are increasingly well positioned to take advantage of the Internet infrastructure market and leverage our existing relationships with leading application suppliers."

ABOUT ILOG

ILOG (NASDAQ: ILOG; EURO.NM: ILOG) is the world's leading provider of advanced C, C++ and Java software components for graphics and resource optimization. ILOG products deliver high-performance data visualization for user interfaces; integer, linear and constraint solvers for resource optimization, scheduling, logistics and planning applications; dynamic rules systems for intelligent agents and real-time data flow control; and components for integrating modules with real-time and relational data sources. ILOG was founded in 1987 and now employs approximately 460 people in seven countries. Visit www.ilog.com for additional information.



FORWARD-LOOKING INFORMATION

This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of the recently completed corporate reorganization; "Year 2000" and post year 2000 customer spending decisions; the evolution, growth and profitability of the Company's existing and new products, including ILOG Configurator in the e-business software market; the success of the Company's ISV strategy; the economic, political and currency risks associated with the company's European, North American and Asian operations; the timing and seasonality of significant revenues; and those risks and uncertainties mentioned under "Risk Factors" in the company's form 20-F for the year ended June 30, 1998, which is on file with the United States Securities and Exchange Commission.

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                                    ILOG S.A.
                Consolidated Statements of Operations (unaudited)
                      (in thousands, except per share data)

                                                              Three Months Ended
                                                      -----------------------------------
                                                          Sept. 30           Sept. 30
                                                          --------           --------
                                                            1999               1998
                                                            ----               ----
Revenues:
    License Fees                                        $      8,513      $     7,903
    Services                                                   5,805            5,396
                                                        --------------    ---------------
       Total revenues                                         14,318           13,299
                                                        --------------    ---------------

Cost of revenues
    License Fees                                                 305              223
    Services                                                   2,924            3,176
                                                        --------------    ---------------
       Total cost of revenues                                  3,229            3,399
                                                        --------------    ---------------

Gross profit                                                  11,089            9,900
                                                        --------------    ---------------

Operating expenses
    Marketing and selling                                      7,368            6,271
    Research and development                                   2,852            2,239
    General and administrative                                 2,007            1,926
    Write-off of acquired intangibles                             62               61
                                                        --------------    ---------------
       Total operating expenses                               12,289           10,497
                                                        --------------    ---------------

Loss from operations                                          (1,200)            (597)
Net interest income (expense) and other                          105             (384)
                                                        --------------    ---------------

Net loss                                                $     (1,095)     $      (981)
                                                        --------------    ---------------

Net loss per share - basic & fully diluted              $      (0.08)     $     (0.07)

Share and share equivalents used in per share
    calculations - basic & fully diluted                      14,150           13,876


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                                    ILOG S.A.
           Condensed Consolidated Statements of Operations (unaudited)
                                 (in thousands)

                                                                    Sept. 30             June 30
                                                                    --------             -------
                                                                      1999                 1999
                                                                      ----                 ----
ASSETS
Current Assets
    Cash and cash equivalents                                    $        18,862      $    21,532
    Accounts receivable                                                   13,058           14,839
    Other receivables and prepaid expenses                                 3,882            4,106
                                                                 ----------------     ---------------
       Total current assets                                               35,802           40,477

Property and equipment-net and other assets                                4,373            4,529
                                                                 ----------------     ---------------

       Total assets                                              $        40,175      $    45,006
                                                                 ----------------     ---------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Accounts payable and accrued expenses                        $        10,762      $    12,796
    Current debt                                                           4,072            3,531
    Deferred revenue                                                       5,202            6,775
                                                                 ----------------     ---------------
       Total current liabilities                                          20,036           23,102

Long-term portion of debt                                                  2,167            3,879
                                                                 ----------------     ---------------
       Total liabilities                                                  22,203           26,981
                                                                 ----------------     ---------------

Shareholders' equity
    Paid-in capital                                                       62,806           62,424
    Accumulated deficit and currency translation adjustment              (44,834)         (44,399)
                                                                 ----------------     ---------------
       Total shareholders' equity                                         17,972           18,025
                                                                 ----------------     ---------------

       Total liabilities and shareholders' equity                $        40,175      $    45,006
                                                                 ----------------     ---------------

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DISCUSSION OF FINANCIAL HIGHLIGHTS

REVENUES AND GROSS MARGIN
Revenues in the quarter grew by 8% over the same quarter in the previous year. Revenue growth in the quarter was held back from historic levels due to spending deferrals by customers on new application development in favor of Year 2000 readiness activities. During the quarter, one ISV customer accounted for 34% of the quarter's total revenues compared to 37% in the same quarter in the preceding year. Overall gross margin for the quarter increased to 77% from 74% for the same period in the preceding year due to improving consulting margins.

OPERATING EXPENSES
Marketing and selling expenses for the quarter increased by 17% over the same period in the prior year. Research and development expenses, net of government funding, for the quarter increased by 27% over the same period in the prior year primarily due to the preparation of the expansion of the Company's product offering over the next year. General and administrative expenses for the quarter increased by 4% over the same period in the prior year.

OTHER INCOME (EXPENSE)
Net interest and other income (expense) for the quarter increased from $(384,000) to $105,000 over the same period in the prior year reflecting an exchange rate gain of $123,000 compared to an exchange rate loss of $317,000 in the prior year on intercompany indebtedness.

BALANCE SHEET
Cash at September 30, 1999 decreased to $18.9 million from $21.5 million at June 30, 1999. Accounts receivable at September 30, 1999 improved to 82 days sales outstanding from 107 days in the prior year because the quality of receivables generally has improved over the last year. Shareholders' paid-in capital increased by approximately $400,000 to $62.8 million at September 30, 1999, reflecting the purchase of shares by employees under the Company's stock option and share purchase plans. At September 30, 1999, the Company had 14.2 million shares issued and outstanding compared to 14.1 million at June 30, 1999.



RESULTS AND PRESS RELEASE FOR FRENCH SHAREHOLDERS

A translation of this press release in the French language and with the financial statements expressed in French francs is also available.

ILOG and CPLEX are registered trademarks of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.